Exhibit 99.4

PRESS RELEASE

Sanofi and BioNTech Announce Cancer Immunotherapy Collaboration and License Agreement

Paris, France and Mainz, Germany - November 3, 2015 - Sanofi and BioNTech A.G. today announced that they have entered into a multiyear exclusive collaboration and license agreement. This research collaboration between Sanofi and BioNTech will leverage the scientific expertise of the two organizations to discover and develop up to five cancer immunotherapies, each consisting of a mixture of synthetic messenger RNAs (mRNAs).

Sanofi and BioNTech have agreed to $60 million in upfront and near-term milestone payments, payable to BioNTech under the terms of the agreement. Further, BioNTech could receive over $300 million in development, regulatory and commercial milestones and other payments per product. If commercialized successfully, BioNTech would also be eligible for tiered royalties on net sales up to double digits. In addition, BioNTech has the option to co-develop and co-commercialize two of the five mRNA therapeutics products with Sanofi in the European Union and the United States.

Complementing Sanofi’s global oncology footprint and scientific expertise, BioNTech will combine the use of its proprietary mRNA technology platform with its extensive capabilities in developing immune-stimulating pharmaceuticals. As part of this effort, BioNTech will utilize its mRNA formulation technology, which enables targeted mRNA delivery in vivo, to generate novel cancer immunotherapies. BioNTech will also supply part of the mRNA material needed for development activities from its in-house GMP manufacturing unit.

“Immunotherapy has shown promise as an avenue to develop potentially curative treatments for people with cancer, and Sanofi has strategically launched a number of inter-company collaborations in this area in recent months,” said Elias Zerhouni, President, Global R&D at Sanofi. “Our collaboration with BioNTech has the potential to lay the foundation for a unique therapeutic modality in immuno-oncology.”

“The collaboration with Sanofi is groundbreaking: through using our broad suite of mRNA technologies and extensive tumor immunology understanding, it will allow us to develop a completely new class of cancer immune-therapeutics with Sanofi, which we believe will have a profound and deep impact on the treatment of cancer,” said Ugur Sahin, CEO of BioNTech. “This alliance is in line with our strategy to collaborate with companies that share our passion and drive to develop and commercialize truly innovative and disruptive immunotherapies for the treatment of cancer.”

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

About BioNTech AG

BioNTech AG is an immunotherapy leader with bench-to-market capabilities, developing truly personalized, well-tolerated & potent treatments for cancer and other diseases. Established by clinicians and scientists, the Group is pioneering disruptive technologies ranging from individualized mRNA based medicines through innovative Chimeric Antigen Receptors /T-cell Receptor-based products and novel antibody checkpoint immunomodulators. BioNTech’s clinical programs are supported by an in-house molecular diagnostics unit whose products include MammaTyper®, a molecular in-vitro diagnostic kit marketed under CE and IVD marking in Europe and certain other countries. Founded in 2008, BioNTech is privately held and shareholders include the MIG Fonds, Salvia, and the Strüngmann Family Office, with the Strüngmann Family Office as the majority shareholder. Information about BioNTech is available at www.biontech.de.

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2014. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts Sanofi:

Media Relations	Investor Relations
Jack Cox	Sébastien Martel
Tel: +33 (0)1 53 77 46 46	Tel.: +33 (0)1 53 77 45 45
jack.cox@sanofi.com	ir@sanofi.com

Sanofi Global R&D Communications
Amy BA, Ph.D.
Tel: +1 (617) 665-4851
amy.ba@sanofi.com

Contacts BioNTech AG:

Media Relations
Regina Jehle
Tel: +49 (0) 6131 9084 1273
Regina.Jehle@biontech.de

Hume Brophy (for BioNTech AG)
Mary Clark, Eva Haas, Hollie Vile
Tel: +44 20 3440 5657
biontech@humebrophy.com